                             [COMPANY LETTERHEAD]


September 28, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  FirstAmerica Automotive, Inc.
     Registration Statement on Form 8-A
     File No. 001-15219

Ladies and Gentlemen:

     I am writing with respect to the above-referenced registration statement (the "Registration Statement") of FirstAmerica Automotive, Inc. (the "Company") which was originally filed with the Commission on August 5, 1999. By this letter, the Company hereby requests that the Registration Statement be withdrawn effective immediately. No sales were made pursuant to the prospectus included in the Registration Statement. The grounds for the withdrawal is that the Company has agreed to merge with another corporation.

     If you have any questions regarding this matter, please call Andrew Zeif or Michael Gebhardt of Gray Cary Ware & Freidenrich LLP, the Company's counsel, at
(650) 328-6561.

Sincerely,

/s/ THOMAS A. PRICE
--------------------------------
Thomas A. Price
President and Chief Executive Officer

cc:  David C. Lee, Securities and Exchange Commission
     Andrew D. Zeif, Esq.
     Michael B. Gebhardt, Esq.